SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OUTERWALL INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

J. Scott Di Valerio

Chief Executive Officer

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jens Fischer

Allison Handy

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$350,000,000	$45,080

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $350,000,000 in value of shares of common stock of Outerwall Inc. at a price not greater than $76.32 and not less than $66.82 per share in cash.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Outerwall Inc., a Delaware corporation (“Outerwall” or the “Company”), to purchase up to $350 million in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $76.32 nor less than $66.82 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. Outerwall’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Tender Offer Statement on Schedule TO (including exhibits) is intended to satisfy the reporting requirements of Rules 13e-4(b)(1) and (c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and address. The name of the subject company is Outerwall Inc., a Delaware corporation. The Company’s principal executive offices are located at 1800 114th Avenue S.E., Bellevue, Washington 98004; telephone number (425) 943-8000.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and address. The name of the filing person is Outerwall Inc., a Delaware corporation. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference.

•	“Introduction”

•	“Summary Term Sheet”

•	Section 1 (“Number of Shares; Purchase Price; Proration”)

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”)

•	Section 3 (“Procedures for Tendering Shares”)

•	Section 4 (“Withdrawal Rights”)

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”)

•	Section 6 (“Conditional Tender of Shares”)

•	Section 7 (“Conditions of the Offer”)

•	Section 8 (“Price Range of Shares; Dividends”)

•	Section 9 (“Source and Amount of Funds”)

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”)

•	Section 13 (“Material U.S. Federal Income Tax Consequences”)

•	Section 14 (“Extension of the Offer; Termination; Amendment”)

•	Section 16 (“Miscellaneous”)

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. The Company has no alternative financing arrangements or plans relating to the Offer other than those described herein.

(d) Borrowed funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Certain Legal Matters; Regulatory Approvals”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. Outerwall will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Offer to Purchase, to the extent required by Rule 13e-4(d)(2). To Outerwall’s knowledge, no material legal proceedings relating to the Offer are pending.

(c) Other material information. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 7, 2014

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(i)	Press release announcing the commencement of the Offer, dated February 7, 2014

(a)(5)(ii)	Advertisement announcing the commencement of the Offer

(a)(5)(iii)	Communication to Employees of the Company, dated February 7, 2014

(a)(5)(iv)	Press release for the year ended December 31, 2013 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on February 6, 2014)

(a)(5)(v)	Prepared Remarks dated February 6, 2014 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on February 6, 2014)

(b)(1)	Second Amended and Restated Credit Agreement, dated July 15, 2011, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, Wells Fargo Bank, National Association, as syndication agent, HSBC Bank USA, National Association, Royal Bank of Canada and U.S. Bank National Association, as co-documentation agents, as well as other lenders that are parties thereto (incorporated herein by reference to the Company’s Form 8-K filed on July 21, 2011, File Number 000-22555).

(b)(2)	First Amendment to Credit Agreement, dated as of October 25, 2011, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent for the lenders, and the other lenders party thereto (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(b)(3)	Consent, Waiver and Amendment dated March 7, 2013 under Second Amended and Restated Credit Agreement, dated July 15, 2011, as amended (incorporated herein by reference to the Company’s Form 8-K filed on March 12, 2013, File Number 000-22555).

(b)(4)	Supplement and Amendment to Second Amended and Restated Credit Agreement, effective as of December 9, 2013, among Outerwall Inc., as borrower, the Revolving Lenders, the Additional Term Facility Lenders, and Bank of America, N.A., as administrative agent (incorporated herein by reference to the Company’s Form 8-K filed on December 10, 2013, File Number 000-22555).

(d)(1)	Amended and Restated 1997 Non-Employee Directors’ Stock Option Program (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, File Number 000-22555).

(d)(2)	Executive Deferred Compensation Plan, as amended and restated on December 31, 2008 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(3)	2011 Incentive Compensation Plan for Section 16 Officers (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, File Number 000-22555).

(d)(4)	2012 Incentive Compensation Plan for Section 16 Officers (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(5)	Outerwall Inc. 2011 Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(6)	Equity Grant Program for Nonemployee Directors Under the 2011 Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(7)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(8)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(9)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(10)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(11)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(12)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(13)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(14)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards made to Executives on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(15)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(16)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(17)	1997 Amended and Restated Equity Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Form DEF 14A filed on April 23, 2010, File Number 000-22555).

(d)(18)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice for option grants made prior to December 12, 2005 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File Number 000-22555).

(d)(19)	Form of Restricted Stock Award under the 1997 Amended and Restated Equity Incentive Plan for awards made prior to December 12, 2005 (incorporated by reference to the Company’s Form 8-K filed on January 20, 2005, File Number 000-22555).

(d)(20)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made between December 12, 2005 and March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(21)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made after March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File Number 000-22555).

(d)(22)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made after December 12, 2005 to Plan Participants other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(23)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for awards made between December 12, 2005 and March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(24)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for awards made after December 12, 2005 to Plan Participants other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(25)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards made prior to March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(26)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards made on or after March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File Number 000-22555).

(d)(27)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(28)	Amended and Restated Equity Grant Program for Nonemployee Directors under the Coinstar, Inc. 1997 Amended and Restated Equity Incentive Plan, as amended on June 4, 2007 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, File Number 000-22555).

(d)(29)	Form of Restricted Stock Award under the 1997 Amended And Restated Equity Incentive Plan for Awards Made to Nonemployee Directors (incorporated by reference to the Company’s Form 8-K filed on June 14, 2006, File Number 000-22555).

(d)(30)	Form of Stock Option Grant under 1997 Amended and Restated Equity Incentive Plan For Grants Made to Nonemployee Directors (incorporated by reference to the Company’s Form 8-K filed on June 14, 2006, File Number 000-22555).

(d)(31)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(32)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(33)	Summary of Director Compensation (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(34)	Policy on Reimbursement of Incentive Payments (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(35)	Form of Change of Control Agreement (incorporated by reference to the Company’s Form 8-K filed on March 7, 2007, File Number 000-22555).

(d)(36)	First Amendment to Form of Change of Control Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(37)	Offer Letter, dated January 2, 2013, between Coinstar, Inc. and J. Scott Di Valerio (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(38)	Amended and Restated Employment Agreement, entered into on January 2, 2013 and effective as of April 1, 2013, between Coinstar, Inc. and J. Scott Di Valerio (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(39)	Change of Control Agreement between Coinstar, Inc. and J. Scott Di Valerio, dated January 19, 2010 (incorporated by reference to the Company’s Form 8-K filed on January 20, 2010, File Number 000-22555).

(d)(40)	Offer Letter, dated January 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(41)	Employment Agreement, entered into on January 2, 2013 and effective as of April 1, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(42)	Change of Control Agreement, dated as of January, 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(43)	Restricted Stock Purchase Agreement, dated July 17, 2009, between Coinstar, Inc. and Sony Pictures Home Entertainment Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File Number 000-22555).

(d)(44)	Amendment to Restricted Stock Purchase Agreement between SPHE Scan Based Trading Corporation and Coinstar, Inc., dated as of July 19, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, File Number 000-22555).

(d)(45)	Second Amendment to Restricted Stock Purchase Agreement between SPHE Scan Based Trading Corporation and Coinstar, Inc., dated as of August 29, 2011, between Coinstar, Inc. and Sony (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(46)	Restricted Stock Purchase Agreement, dated June 15, 2010, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, File Number 000-22555).

(d)(47)	First Amendment to Restricted Stock Purchase Agreement, dated October 26, 2011, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(d)(48)	Restricted Stock Purchase Agreement, dated October 26, 2011, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(d)(49)	Indenture, dated as of September 16, 2009, between Coinstar, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(50)	First Supplemental Indenture, dated as of September 16, 2009, between Coinstar, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(51)	Form of 4.00% Senior Convertible Note due 2014. Reference is made to Exhibit A of Exhibit (d)(50) (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(52)	Description of the Company’s share-based compensation and share-based payments for content arrangements (incorporated by reference to Note 10 to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(53)	Description of the Company’s officer and director stock ownership guidelines and compensation and post-termination compensation and benefits (incorporated by reference to sections captioned “Compensation Discussion and Analysis—Officer Stock Ownership Guidelines,” “Named Executive Officer Compensation” and “Director Compensation” in the Company’s Definitive Proxy Statement on Form DEF 14A filed on May 13, 2013, File Number 000-22555).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2014	OUTERWALL INC.

	By:	/s/ J. Scott Di Valerio
J. Scott Di Valerio
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated February 7, 2014

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(i)	Press release announcing the commencement of the Offer, dated February 7, 2014

(a)(5)(ii)	Advertisement announcing the commencement of the Offer

(a)(5)(iii)	Communication to Employees of the Company, dated February 7, 2014

(a)(5)(iv)	Press release for the year ended December 31, 2013 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on February 6, 2014)

(a)(5)(v)	Prepared Remarks dated February 6, 2014 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on February 6, 2014)

(b)(1)	Second Amended and Restated Credit Agreement, dated July 15, 2011, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, Wells Fargo Bank, National Association, as syndication agent, HSBC Bank USA, National Association, Royal Bank of Canada and U.S. Bank National Association, as co-documentation agents, as well as other lenders that are parties thereto (incorporated herein by reference to the Company’s Form 8-K filed on July 21, 2011, File Number 000-22555).

(b)(2)	First Amendment to Credit Agreement, dated as of October 25, 2011, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent for the lenders, and the other lenders party thereto (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(b)(3)	Consent, Waiver and Amendment dated March 7, 2013 under Second Amended and Restated Credit Agreement, dated July 15, 2011, as amended (incorporated herein by reference to the Company’s Form 8-K filed on March 12, 2013, File Number 000-22555).

(b)(4)	Supplement and Amendment to Second Amended and Restated Credit Agreement, effective as of December 9, 2013, among Outerwall Inc., as borrower, the Revolving Lenders, the Additional Term Facility Lenders, and Bank of America, N.A., as administrative agent (incorporated herein by reference to the Company’s Form 8-K filed on December 10, 2013, File Number 000-22555).

(d)(1)	Amended and Restated 1997 Non-Employee Directors’ Stock Option Program (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, File Number 000-22555).

(d)(2)	Executive Deferred Compensation Plan, as amended and restated on December 31, 2008 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(3)	2011 Incentive Compensation Plan for Section 16 Officers (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, File Number 000-22555).

(d)(4)	2012 Incentive Compensation Plan for Section 16 Officers (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(5)	Outerwall Inc. 2011 Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(6)	Equity Grant Program for Nonemployee Directors Under the 2011 Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(7)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(8)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(9)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(10)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(11)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(12)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(13)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(14)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards made to Executives on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(15)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(16)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(17)	1997 Amended and Restated Equity Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Form DEF 14A filed on April 23, 2010, File Number 000-22555).

(d)(18)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice for option grants made prior to December 12, 2005 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File Number 000-22555).

(d)(19)	Form of Restricted Stock Award under the 1997 Amended and Restated Equity Incentive Plan for awards made prior to December 12, 2005 (incorporated by reference to the Company’s Form 8-K filed on January 20, 2005, File Number 000-22555).

(d)(20)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made between December 12, 2005 and March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(21)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made after March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File Number 000-22555).

(d)(22)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made after December 12, 2005 to Plan Participants other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(23)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for awards made between December 12, 2005 and March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(24)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for awards made after December 12, 2005 to Plan Participants other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(25)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards made prior to March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(26)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards made on or after March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File Number 000-22555).

(d)(27)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(28)	Amended and Restated Equity Grant Program for Nonemployee Directors under the Coinstar, Inc. 1997 Amended and Restated Equity Incentive Plan, as amended on June 4, 2007 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, File Number 000-22555).

(d)(29)	Form of Restricted Stock Award under the 1997 Amended And Restated Equity Incentive Plan for Awards Made to Nonemployee Directors (incorporated by reference to the Company’s Form 8-K filed on June 14, 2006, File Number 000-22555).

(d)(30)	Form of Stock Option Grant under 1997 Amended and Restated Equity Incentive Plan For Grants Made to Nonemployee Directors (incorporated by reference to the Company’s Form 8-K filed on June 14, 2006, File Number 000-22555).

(d)(31)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(32)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(33)	Summary of Director Compensation (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(34)	Policy on Reimbursement of Incentive Payments (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(35)	Form of Change of Control Agreement (incorporated by reference to the Company’s Form 8-K filed on March 7, 2007, File Number 000-22555).

(d)(36)	First Amendment to Form of Change of Control Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(37)	Offer Letter, dated January 2, 2013, between Coinstar, Inc. and J. Scott Di Valerio (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(38)	Amended and Restated Employment Agreement, entered into on January 2, 2013 and effective as of April 1, 2013, between Coinstar, Inc. and J. Scott Di Valerio (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(39)	Change of Control Agreement between Coinstar, Inc. and J. Scott Di Valerio, dated January 19, 2010 (incorporated by reference to the Company’s Form 8-K filed on January 20, 2010, File Number 000-22555).

(d)(40)	Offer Letter, dated January 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(41)	Employment Agreement, entered into on January 2, 2013 and effective as of April 1, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(42)	Change of Control Agreement, dated as of January, 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(43)	Restricted Stock Purchase Agreement, dated July 17, 2009, between Coinstar, Inc. and Sony Pictures Home Entertainment Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File Number 000-22555).

(d)(44)	Amendment to Restricted Stock Purchase Agreement between SPHE Scan Based Trading Corporation and Coinstar, Inc., dated as of July 19, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, File Number 000-22555).

(d)(45)	Second Amendment to Restricted Stock Purchase Agreement between SPHE Scan Based Trading Corporation and Coinstar, Inc., dated as of August 29, 2011, between Coinstar, Inc. and Sony (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(46)	Restricted Stock Purchase Agreement, dated June 15, 2010, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, File Number 000-22555).

(d)(47)	First Amendment to Restricted Stock Purchase Agreement, dated October 26, 2011, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(d)(48)	Restricted Stock Purchase Agreement, dated October 26, 2011, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(d)(49)	Indenture, dated as of September 16, 2009, between Coinstar, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(50)	First Supplemental Indenture, dated as of September 16, 2009, between Coinstar, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(51)	Form of 4.00% Senior Convertible Note due 2014. Reference is made to Exhibit A of Exhibit (d)(50) (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(52)	Description of the Company’s share-based compensation and share-based payments for content arrangements (incorporated by reference to Note 10 to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(53)	Description of the Company’s officer and director stock ownership guidelines and compensation and post-termination compensation and benefits (incorporated by reference to sections captioned “Compensation Discussion and Analysis—Officer Stock Ownership Guidelines,” “Named Executive Officer Compensation” and “Director Compensation” in the Company’s Definitive Proxy Statement on Form DEF 14A filed on May 13, 2013, File Number 000-22555).

(g)	None.

(h)	None.